As filed with the Securities and Exchange Commission on April 28, 2005.
File No. 333-114089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to
FORM S-1 on FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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APTIMUS, INC.
(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	91-1809146 (I.R.S. Employer Identification No.)

100 Spear Street, Suite 1115 San Francisco, CA 94105 (415) 896-2123 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	DL Services, Inc. U.S. Bank Centre 1420 Fifth Avenue, Suite 3400 Seattle, WA 98101-4010 (Name, address, including zip code, and telephone number, including area code, of agent for service)
________________
Copies to:

Kimberley R. Anderson Dorsey & Whitney LLP 1420 Fifth Avenue, Suite 3400 Seattle, Washington 98101 (206) 903-8800
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Approximate date of proposed sale to the public: From time to time after the effective date of this Post-Effective Amendment No. 1.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

______________

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares and the selling shareholders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION

April 28, 2005

1,513,669 Shares

Aptimus, Inc.

COMMON STOCK

This is a public offering of 1,513,669 shares of the common stock of Aptimus, Inc. (“Aptimus”).

The selling shareholders are offering 1,513,669 shares of common stock issued primarily in connection with two private placements and in connection with retaining the services of a third-party service provider.

The selling shareholders may from time to time offer and sell all or a portion of the shares at prices then prevailing or related to the then current market price or at negotiated prices. We will not receive any of the proceeds from the sale of the shares.

Our common stock is currently quoted on the Nasdaq National Market under the symbol “APTM”. The last price of our common stock on the Nasdaq National Market on April, 28, 2005, was $12.96 per share.

Investing in the shares involves risks. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________________, 2005.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	6
RISKS RELATED TO OUR BUSINESS	7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	20
USE OF PROCEEDS	20
SELLING SHAREHOLDERS	20
PLAN OF DISTRIBUTION	23
LEGAL MATTERS	24
EXPERTS	24
WHERE YOU CAN FIND MORE INFORMATION	24
INCORPORATION BY REFERENCE	24

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

Aptimus, Inc. (“We”) is a results-based advertising network that distributes advertisements for direct marketing advertisers across a network of third-party web sites and company-owned and licensed email lists. Advertisers pay us based on the occurrence of a pre-specified action. In addition, we pay a portion of the amounts we bill our advertiser clients to the third-party website owners and email list owners on whose web properties and email lists we distribute the advertisements. Occasionally we also pay web site owners either a fixed fee for each completed user transaction or a fee for each impression of an advertisement served on the website.

For web site publishers and email list owners, we believe that our network provides the potential for such clients to generate high revenues through promoting offers from recognized brand advertisers in graphical formats that complement the publishers’ sites and add value for their customers. At the core of our network is a database configuration and software platform supporting a direct marketing approach for which we have filed a non-provisional business method patent application called Dynamic Revenue Optimization™, which determines through computer-based logic on a real-time basis the advertisements in our system, in terms of response and value, for promotion on each individual web site and in each email sent that over time the system projects will most likely generate the greatest user response and revenue potential for that specific web site or email placement. We first applied our Dynamic Revenue Optimization approach to our marketing services in June 2002.

We have a history of significant losses, with losses of $17.9 million, $5.5 million and $1.5 million in 2001, 2002 and 2003, respectively. As of December 2004, we had an accumulated deficit of $60.9 million. In 2003, our ten largest advertiser clients accounted for 61.7% of our revenue, with the two largest advertiser-clients in that group respectively accounting for 13.6% and 10.1% of our revenues. In addition, in 2004, our ten largest advertiser-clients accounted for 63.9% of our revenue, with the largest two advertiser-clients accounting for 20.2% and 12.3%, respectively. For the years ended December 31, 2003 and December 31, 2004, user leads (in other words, a revenue producing transaction consisting of a click on an advertisement, submission of information by a consumer in response to an advertisement, an order in connection with an advertisement or some combination thereof) from our top five website publishers accounted for 41.0% and 45.7% of our total revenues, respectively. In addition to the foregoing, our common stock was delisted from the Nasdaq SmallCap Market in March 2003, due to our non-compliance with the minimum bid and market capitalization requirements for continued listing on the SmallCap Market. On March 15, 2005, we announced that our common stock had been approved for listing on the Nasdaq National Market and on March 17, 2005, our common stock commenced trading on the Nasdaq National Market.

Our principal executive offices are at 100 Spear Street, Suite 1115, San Francisco, CA 94105 and our telephone number is (415) 896-2123. We were incorporated under the laws of the State of Washington in 1997. Our web site address is www.aptimus.com. The information contained on our web site is not part of this prospectus.

RISKS RELATED TO OUR BUSINESS

We generate substantially all of our revenue from advertising, and the reduction in spending by or loss of advertisers or publishers could materially reduce our revenues.

We derive substantially all of our revenues from fees paid by our advertiser clients for results-based advertisements displayed on our publishers’ web sites and in company-distributed emails. Our advertiser clients, publishers and email list owners can generally terminate their contracts with us at any time on sixty (60) days prior notice or less. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads and, ultimately, customers, or if we fail to deliver their advertisements in an appropriate and effective manner. Publishers and email list owners will not renew their contracts with us if we fail to generate revenue from the advertisements we place on their sites and in our emails. If we are unable to remain competitive and provide value to our advertisers, publishers and list owners, they may stop placing advertisements with us, allowing us to display advertisements on their web sites, or using their email lists to distribute emails, which would adversely affect our revenues.

A limited number of advertisers accounted for a significant percentage of our revenues in 2004 and the loss of one or more of these advertisers could cause our revenues to decline.

For the year ended December 31, 2004, revenues from our two largest advertiser clients accounted for 32.4% of our total revenues. For the year ended December 31, 2004 our largest client, Advertising.com, accounted for 20.2% of our total revenue and our second largest advertising client, Quinstreet, accounted for 12.2% of our revenue. We anticipate that a limited number of clients collectively will continue to account for a significant portion of our revenues for the foreseeable future. Key factors in maintaining our relationships with these clients include our performance on individual campaigns, the quality of the results we generate for these clients, and the relationships of our sales employees with client personnel. To the extent that our performance does not meet client expectations, or the reputation of our data quality or relationships with one or more major clients are impaired such that they reduce or eliminate use of our services, our revenues could decline significantly and our operating results could be adversely affected.

One of these clients, Advertising.com, is an advertising network with whom we also compete for advertisers. We maintain short-term, renewable contracts that Advertising.com may at some point elect not to renew. In addition to the factors noted above, circumstances that may cause Advertising.com not to renew its contracts with us include a desire by Advertising.com not to contract directly with a competitor. In addition, Advertising.com has recently been acquired by AOL, another firm that we view as a competitor. Finally, we provide Advertising.com with a portion of the consumer information derived from some orders. If Advertising.com chooses to develop a consumer database and establish an email distribution business, they would, in the future, compete with our email distribution lists and the distribution lists that we manage. We can give no assurance that we can maintain this relationship in the future. If Advertising.com elects not to renew its contracts with us, our revenues could decline and our operating results could be adversely affected.

A limited number of publishers accounted for a significant percentage of our user leads in 2004 and the loss of one or more of these publishers could cause our revenues to decline.

For the year ended December 31, 2004, user leads from our top five largest website publishers accounted for 45.7% of our total revenue, with the top two publishers accounting for 23.7% and 7.2% of revenues, respectively. We anticipate that a limited number of publishers collectively will continue to account for a significant portion of our lead volume for the foreseeable future. Key factors in maintaining our relationships with these distributors include the performance of our individual placements on their respective sites, the total revenues we generate for each of these publishers, and the relationships of our business development employees with publisher personnel. Of this group of publishers, all but one can terminate its contract with us at any time on sixty- (60-) days prior notice or less. The other publisher has a contract with an auto-renewing, one-year term. To the extent that our performance does not meet publisher expectations, or that the publishers source alternative, higher paying advertising placements from competitive third-party networks or directly from advertisers such that they reduce or eliminate use of our services, our lead volume and, in turn, our revenues could decline significantly and our operating results could be adversely affected.

We face intense and growing competition, which could result in price reductions, reduced operating margins and loss of market share.

The market for Internet advertising and related services is highly competitive. If we fail to compete effectively against other Internet advertising service companies, we could lose advertising clients or publishers and our revenues could decline. We expect competition to continue to increase because there are no significant barriers to entry. Our principal competitors include other on-line companies that provide advertisers with results-based advertising services, including advertising networks such as Google, aQuantive, CoolSavings, Advertising.com and ValueClick. In addition, we compete with large interactive media companies with strong brand recognition, such as AOL, Microsoft and Yahoo!, that sell advertising inventory directly to advertisers. We also compete with traditional advertising media, such as direct mail, television, radio, cable and print, for a share of advertisers’ total advertising budgets.

Many current and potential competitors have advantages over us, such as longer operating histories, greater name recognition, larger client bases, greater access to advertising space on high-traffic web sites, and significantly greater financial, technical, marketing and human resources. These companies can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and publishers through increased marketing or other promotions. In addition, existing or future competitors may develop or offer services that provide significant performance, price, creative or other advantages over those offered by us.

Current and potential competitors may merge or establish cooperative relationships among themselves or with third parties to improve the ability of their products and services to address the needs of our clients and publishers and prospective clients and publishers. As a result, new competitors may emerge that may rapidly acquire significant market share as well as place significant downward pressure on the pricing of our services.

In addition, current and potential clients and publishers have or may establish products and services that are competitive with ours, or that better serve their own internal needs or the needs of others. For example, two of our competitors for advertisers, Advertising.com and ValueClick, are also clients of ours. As a result, current clients and publishers may choose to terminate their contracts with us and potential clients and publishers may choose not to contract for our products and services or to contract with one of our competitors.

If we fail to compete successfully, we could have difficulties attracting and retaining advertising clients and publishers, which may decrease our revenues and adversely affect our operating results. Increased competition may also result in price reductions that cannot be offset by cost reductions resulting in substantial decreases in operating income.

Our revenues would decline or stagnate if the market for results-based Internet marketing services fails to grow.

Our services are offered to advertisers using results-based pricing models. The market for results-based Internet advertising has only recently developed, and the viability and profitability of this market is unproven. If advertisers conclude that results-based marketing services are not profitable or fail to achieve their customer acquisition goals, the Internet advertising market could move away from these services, and our revenues could decline or stagnate.

We depend on interactive publishers for inventory to display our clients’ advertising, and any decline in the supply of advertising inventory available through our network could cause our revenues to decline.

Most of the web sites, search engines, and email list owners on whose pages, and before whose users, our advertising is displayed are not bound by long-term contracts that ensure us a consistent supply of advertising inventory. We generate a significant portion of our revenues from the advertising inventory provided by a limited number of publishers. In many instances, publishers can change the amount of inventory they make available to us at any time. In addition, publishers may place reasonable restrictions on our use of their advertising inventory. These restrictions may prohibit advertisements from specific advertisers or specific industries, or restrict the use of certain creative content or format. If a publisher decides not to make inventory available to us, or decides to increase the cost, or places significant restrictions on the use of such inventory, we may not be able to replace this with inventory from other publishers that satisfy our requirements in a timely and cost-effective manner. As a result, we may be unable to place advertisements in high value positions and advertisers may be dissuaded from using our services. In addition, we may find it necessary to pay a substantially larger fee to publishers to maintain advertising inventory. If this happens, our revenues could decline or our cost of acquiring inventory may increase.

We have a short operating history as an advertising network business and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk of your investment.

We first derived revenue from our advertising network business in late 2000. However, our advertising revenues were not 100% attributable to our results-based advertising network model until the second quarter of 2002. We introduced our current technology platform on which our model is based in June of 2002. Furthermore, the balance between our network publisher and email distribution channels has changed significantly in the past years reflecting both the public’s negative perception of commercial email solicitation, as well as our concerted efforts to expand our network of web site publishers during this period. As a result, we have relatively little operating history as a results-based advertising network business for you to evaluate in assessing our future prospects. Also, we derive substantially all of our revenues from online advertising, which is an immature industry that has undergone rapid and dramatic changes in its short history. You must consider our business and prospects in light of the risks and difficulties we will encounter with a relatively immature business model in a new and rapidly evolving market. As a result, management may need to devote substantial time and effort to refining our business model. Such efforts may distract them from other aspects of our business such as growing the publisher base or attracting more advertising clients. In addition, due to the changes in our business model, our historic financial statements provide very limited guidance as to the current structure of our business; particularly the financial statements predating the second half of 2002.

New technologies could block or filter our ads, which could reduce the effectiveness of our services and lead to a loss of customers.

Technologies may be developed that can block the display of our ads. We derive substantially all of our revenues from fees paid to us by advertisers in connection with the display of ads on web pages and emails. Any ad-blocking technology could severely restrict the number for advertisements that we are able to place before consumers resulting in a reduction in the attractiveness of our services to advertisers. If advertisers determine that our services are not providing substantial value, we may suffer a loss of clients. As a result, ad-blocking technology could, in the future, substantially decrease the number of ads we place resulting in a decrease in our revenues.

We have to keep up with rapid technological change to continue offering our advertising clients competitive services or we may lose clients and be unable to compete.

Our future success will depend on our ability to continue delivering our advertising clients and publishers competitive results-based Internet marketing services. In order to do so, we will need to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance of our services. Our failure to adapt to such changes would likely lead to a loss of clients or a substantial reduction in the fees we are able to charge versus competitors who have more rapidly adopted improved technology. Any loss of clients or reduction of fees would adversely impact our revenue. In addition, the widespread adoption of new Internet technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure. If we are unable to pass all or part of these costs on to our clients, our margins and, therefore, profitability will be reduced.

Because our advertiser client and publisher contracts generally can be cancelled by the client or publisher with little or no notice or penalty, the termination of one or more large contracts could result in an immediate decline in our revenues.

We derive substantially all of our revenues from marketing services under short-term insertion order contracts with advertising clients and web site publishers, approximately 75% of which may be cancelled upon sixty (60) days or less notice. In addition, these contracts generally do not contain penalty provisions for cancellation before the end of the contract term. The short contract terms in general reflect the limited timelines, budgets and customer acquisition goals of specific advertising campaigns and are consistent with industry practice. The non-renewal, re-negotiation, cancellation or deferral of large contracts such as our contract with Advertising.com or a number of contracts that in the aggregate account for a significant amount of revenues, could cause an immediate and significant decline in our revenues and harm our business.

If our advertisers, publishers or we fail to comply with regulations governing consumer privacy, we could face substantial liability and incur significant litigation and other costs.

Our collection, maintenance and use of information regarding Internet users could result in lawsuits or government inquiries. These actions may include those related to U.S. federal and state legislation limiting the ability of companies like ours to collect, receive and use information regarding Internet users and to distribute commercial emails. In addition, we cannot assure you that our advertiser clients, web site publishers and email list owners are currently in compliance, or will remain in compliance, with their own privacy policies, regulations governing data collection or consumer privacy or other applicable legal requirements. We may be held liable if our clients use our technology or the data we collect on their behalf, or they collect in a process initiated by us, in a manner that is not in compliance with applicable laws or regulations or their own stated privacy policies. Alternatively, we may be held liable if our email list owners have collected the data we use under license in violation of applicable laws or regulations. Litigation and regulatory inquiries are often expensive and time-consuming and their outcome is uncertain. Any involvement by us in any of these matters may require us to:

•	spend significant amounts on our legal defense;

•	divert the attention of senior management from other aspects of our business;

•	defer or cancel new product or service launches as a result of these claims or proceedings; and

•	make changes to our present and planned products or services.

As a result of any of the foregoing, our revenues may decrease and our expenses may increase substantially.

Changes in government regulation or industry standards applicable to the Internet could decrease the demand for our services and increase our costs of doing business.

Our business is subject to existing laws and regulations that have been applied to Internet communications, commerce and advertising. New laws and regulations may restrict specific Internet activities, and existing laws and regulations may be applied to Internet activities, either of which could increase our costs of doing business over the Internet and adversely affect the demand for our advertising services. In the United States, federal and state laws already apply or may be applied in the future to areas, including commercial email, children’s privacy, copyrights, taxation, user privacy, search engines, Internet tracking technologies, direct marketing, data security, pricing, sweepstakes, promotions, intellectual property ownership and infringement, trade secrets, export of encryption technology, acceptable content and quality of goods and services.

The European Union has adopted directives that may limit our ability to collect and use information regarding Internet users in Europe if we ever elect to expand our operations to Europe. The effectiveness of our Dynamic Revenue Optimization algorithm and database configuration could be limited by any regulation restricting the collection or use of information regarding Internet users. Furthermore, due to the global nature of the Internet, it is possible that, although our transmissions originate in particular states, governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Such legislation, if adopted, could hinder the growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium.

In addition to government regulation, privacy advocacy groups and the technology and direct marketing industries may consider various new, additional or different self-regulatory standards applicable to the Internet. Governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including consumer privacy laws, affecting our clients, publishers and us, which could harm our business by increasing compliance costs or limiting the scope of our business.

We have a history of losses and we have an accumulated deficit of $60.9 million.

We incurred net losses of $17.9 million, or more than 9.5 times the amount of our revenues, for the year ended December 31, 2001, $5.5 million, or more than 1.9 times the amount of our revenues, for the year ended December 31, 2002, and $1.5 million, or one-third the amount of our revenues for the year ended December 31, 2003. As of December 31, 2004, our accumulated deficit was $60.9 million. Even though we have achieved profitability for a fiscal year, we may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.

We may need additional financing at some point in the future, without which we may be required to restrict or discontinue our operations.

We anticipate that our available cash resources will be sufficient to meet our currently anticipated capital expenditures and working capital requirements indefinitely. In the event our cash from operations does not meet or exceed our capital expenditure and working capital requirements, we may need to raise additional funds to continue operation. In addition, we may need to raise additional funds to develop or enhance our services or products, fund expansion, respond to competitive pressures or acquire businesses or technologies. Unanticipated expenses, poor financial results or unanticipated opportunities that require financial commitments could give rise to earlier financing requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of business opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited, and we might need to significantly restrict or discontinue our operations.

Our quarterly operating results are uncertain and may fluctuate significantly, which could negatively affect the value of our share price.

Our operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate. For example, during the year ended December 31, 2004, the percentage of annual revenues attributable to the first, second, third and fourth quarters were 12.9%, 21.3%, 31.7% and 34.1%, respectively.

Our limited operating history under our new business model also makes it difficult to ascertain the effects of seasonality and cyclicality on our business. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

•	the addition of new clients, publishers or email list owners or the loss of existing clients, publishers or email list owners;

•	the addition of new services or the limitation or loss of existing services;

•	changes in demand and pricing for our services;

•	changes in the volume, cost and quality of publisher and email database inventory available to us;

•	the timing and amount of sales and marketing expenses incurred to attract new advertisers, publishers and list owners;

•	seasonal spending and budget cycles for “continuity” advertisers’ — those advertisers who contract with us year round;

•
product development, marketing and budgetary plans and cycles for “campaign” advertisers — those advertisers who periodically contract with us as an online component of the advertisers’ broader product-specific customer acquisition programs involving multiple media platforms;

•	changes in our pricing policies, the pricing policies of our competitors or the pricing of Internet advertising generally;

•	changes in governmental regulation of the Internet itself or advertising on the Internet;

•	changes in the health of the overall economy;

•	timing differences at the end of each quarter between our payments to publishers and list owners and our collection of related revenues from advertisers; and

•	predicted or unpredicted costs related to operations and corporate activities.

Because our business continues to change and evolve, our historical operating results may not be useful in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and customer acquisition patterns. For example, in 1999 and 2000, advertisers spent heavily on Internet advertising. This was followed by a lengthy downturn in Internet ad spending. We also shifted the focus of our business from being web site-based to network-based during this period, which caused our revenues to decline below the expectations of securities analysts and investors as a web site-based business. Furthermore, spending by some advertisers tends to be seasonal, with larger portions of their ad budgets dedicated to customer acquisition efforts in the third and fourth quarters of the calendar year. We anticipate that cyclicality and seasonality of our business will continue in the future causing our operating results to fluctuate.

For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. Quarterly and annual expenses as a percentage of revenues may be significantly different from historical or projected rates. These lower operating results may cause a decrease in our stock price.

We may be liable for content in the advertisements we deliver for our clients resulting in unanticipated legal costs.

We may be liable to third parties for content in the advertising we deliver if the artwork, text or other content involved violates copyrights, trademarks or other third-party intellectual property rights or if the content is defamatory. Although substantially all of our contracts include both warranties from our advertisers that they have the right to use and license any copyrights, trademarks or other intellectual property included in an advertisement and indemnities from our advertisers in the event of a breach of such warranties, a third party may still file a claim against us. Any claims by third parties against us could be time-consuming, could result in costly litigation and adverse judgments. Such expenses would increase our costs of doing business and reduce our net income per share. In addition, we may find it necessary to limit our exposure to such risks by accepting fewer or more restricted advertisements leading to loss of revenue.

If we cannot maintain our licenses with data owners, our email volumes will decline resulting lower revenues.

We distribute promotional offers by means of email to lists of names owned by the Company or managed by the Company under license from third-party list owners. We face competition from other providers of list management services. If we are unsuccessful in maintaining our current license agreements with data list owners, our email-based order volumes will likely decrease. As a consequence, our ability to generate revenues from the email portion of our business would likely decline.

Furthermore, as we expand the distribution component of our results-based advertising network we intend to continue focusing the bulk of our energies on adding new web site publishers. Thus, while the number of third-party email lists under management has remained stable and may actually increase slightly in the future, we expect that this revenue stream’s contribution to our overall revenues will continue to shrink on a percentage basis.

The loss of the services of any of our executive officers or key personnel would likely cause our business to suffer.

Our future success depends to a significant extent on the efforts and abilities of our senior management, particularly Timothy C. Choate, our President and Chief Executive Officer, John Wade, our Chief Financial Officer, Dave Davis, our Secretary, General Counsel and Vice President of Business Development, Lance Nelson, our Vice President of Technology, and Ron Allen, our Controller. The loss of the services of any of these individuals could result in harm to key client or publisher relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. Circumstances that may lead to a loss of such individuals include his recruitment and hiring by an entity inside or outside the industry, his voluntary termination of employment to pursue alternative career or personal opportunities, and the illness or death of the individual or a member of his immediate family. We may be unable to attract, motivate and retain other key employees in the future. We have, in the past, and may in the future, experienced difficulty in hiring qualified personnel. We do not have employment agreements with any of our key personnel, nor do we have key-person insurance for any of our employees. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We have limited experience acquiring companies. The companies we have acquired have been small. We have evaluated in the past, and may in the future evaluate, potential strategic transactions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and may not provide the benefits anticipated. The areas where we may face risks include:

•	difficulties integrating operations, personnel, technologies, products and information systems of acquired businesses;

•	potential loss of key employees of acquired businesses;

•	adverse effects on our results of operations from acquisition-related charges and amortization of goodwill and purchased technology;

•	increased fixed costs, which could affect profitability;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	potential dilution to current shareholders from the issuance of additional equity securities;

•	inability to maintain our standards, controls, procedures and policies;

•	responsibility for liabilities of companies we acquire; and

•	diversion of management’s attention from other business concerns.

Also, the anticipated benefit of an acquisition may not materialize. Future acquisitions could result in the incurrence of debt or write-offs of goodwill. For example, our acquisition of XmarksTheSpot.com, Inc. in late 2000, was completed for $1.5 million in cash, the issuance of 349,202 shares of additional common stock, and the assumption of $300,000 in outstanding liabilities. The acquisition also caused the consumption of our Chief Executive Officer’s, Chief Financial Officer’s and General Counsel’s attention at a time of mounting external challenges for the company. Subsequently, during 2001, $1.7 million of intangible assets recorded related to this acquisition were written off.

Incurring any of the stated difficulties could result in increased costs and decreased revenue. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

Since our stock price is volatile, your ability to sell shares of our stock held by you at a profit may be impaired, and we may become subject to securities litigation that is expensive and could result in a diversion of resources.

The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile. Factors affecting the stability of our stock price include the limited number of shares held by holders who are not deemed company “insiders” (i.e. executive management, directors and holders of in excess of 10% of the issued and outstanding shares of common stock), the limited trading volume of our common stock on the Nasdaq National Market, the limited size of the public market for our common stock, and speculative buying and selling of our common stock. In addition, as of December 31, 2004, our employees and outside directors held vested options to purchase a total of 1,150,046 shares of our common stock. Significant sales of our common stock by a significant number of our employees and directors as a result of option exercises, may adversely impact the price of our common stock. As a result, it may be difficult to sell shares of our common stock at a profit. Furthermore, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against the lawsuit and a diversion of management’s attention that could result in higher expenses and lower revenue, which may, in turn, further diminish the value of your investment.

Our chief executive officer holds a substantial portion of our stock, which could limit your ability to influence the outcome of key transactions, including changes of control.

As of December 31, 2004, Mr. Choate beneficially owned approximately 23.0% of our issued and outstanding common stock. As a result, the ability of our other shareholders to influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or similar transactions, could be limited.

Our articles of incorporation, bylaws, change in control agreements and the Washington Business Corporation Act contain anti-takeover provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

Provisions of our amended and restated articles of incorporation, our bylaws, change in control agreements we have entered into with certain of our executive officers, and our Shareholder Rights Plan, which provides for the dilutive issuance of shares in the event of a hostile takeover bid or similar transaction, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

•
authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors, without shareholder approval, to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors;

•
declaration of a dividend distribution of preferred share purchase rights and adoption of a Rights Plan in March 2002, which would discourage a change of control attempt without the approval of the Board of Directors; and

•
under change in control agreements between the company and each of Messrs. Choate, Wade, Davis and Nelson, in the event of a sale or merger of the company that results in the termination of the executive’s employment, the executive will receive a severance payment equal to eight months of his base salary (Messrs. Wade, Davis and Nelson) or one-year of his base salary (Mr. Choate). As of December 31, 2004, the aggregate total of such severance payments equals $520,333. In addition, 100% of the unvested portion of any stock options held by the individual executive at the time of his termination will automatically vest and become exercisable.

Chapter 23B.19 of the Washington Business Corporation Act imposes restrictions on transactions between corporations and significant shareholders unless such transactions are approved by a majority of the corporation’s board of directors prior to the time that such shareholders acquire 10% or more of the outstanding stock. In addition, under the terms of our stock option plan a change of control will trigger accelerated vesting of options unless the acquiring company assumes the options or grants comparable options. These factors may discourage, delay or prevent a change in control which certain shareholders may favor.

An increase in the number of orders on our network may strain our systems or those of our third-party service providers, and we are vulnerable to system malfunctions or failures.

Any serious or repeated problems with the performance of our network could lead to the dissatisfaction of consumers, our clients or our publishers. The order volume on our network is expected to increase over time as we seek to expand our client, consumer and publisher base. The proprietary and third-party systems that support our network must be able to accommodate an increased volume of traffic. Although we believe our systems and those of our third-party hosting service providers in their current configuration can accommodate at least five times current order volumes, our network has, in the past, experienced slow response times and brief outages. Slow response times and outages can be caused by technical problems with our Internet service providers, denial of service attacks, network router, firewall or switch failures, database server failures, storage area network failures, and natural disasters. Except for a four-hour system failure caused by a computer hardware malfunction at our Internet service provider in early 2004, we have not experienced any system failures or slow downs exceeding two hours in length. We may experience similar problems in the future that could interrupt traffic on our network and lead to the loss of fees. In addition, if we experience a high volume of interruptions, advertisers may choose to use other providers, leading to a decrease in revenue.

Substantially all of our contracts specifically exclude liability resulting from computer hardware or software failures, third-party systems malfunctions and Internet connectivity failure. Furthermore, we do not guarantee system availability or “up time” in any of our contracts. However, a third party may still file a claim against us. Any claims by third parties against us could be time-consuming, could result in costly litigation and adverse judgments and could require us to modify or upgrade our operating systems and infrastructure.

In the future we may need to increase the capacity of our operating systems and infrastructure to grow our business.

We may need in the future to improve and upgrade our operating systems and infrastructure in order to support the growth of our operations. Without such improvements, our operations might suffer from slow delivery times, unreliable service levels or insufficient capacity, any of which could negatively affect our reputation and ability to attract and retain advertising clients and publishers. We may be unable to expand our systems in a timely fashion, which could limit our ability to grow. In addition, the expansion of our systems and infrastructure will require us to commit financial, operational and technical resources before the volume of business the upgraded systems and infrastructure are designed to handle materializes. There can be no assurance that the volume of business will, in fact, increase. If we improve and upgrade our systems and the volume of our business does not increase to support the costs, our margins may decrease or disappear entirely.

If our users request products and services directly from our clients instead of requesting the product or service from us, our revenues may decline.

Our clients, list owners and/or publishers may offer the same free, trial or promotional products or services on their own web sites or email programs that we offer via our advertising network and email programs. Users may choose to request products or services directly from our clients, list owners and/or publishers instead of requesting the product or service through us. Our publisher agreements generally include a non-solicitation clause that prohibits our publishers from soliciting the co-registration business of our advertising clients directly while the publisher is under contract with us. However, our client agreements do not contain any restrictions on the client’s ability to solicit users directly or through other publishers or offer networks. If this happens, our revenues could decline or fail to grow and our profitability could be adversely affected.

If third-party Internet service providers place limitations or restrictions on commercial email addressed to their subscribers, our business could suffer.

We distribute commercial email to company-owned and licensed lists of individual Internet users, some of whom are members of private networks, such as the internal network of a private enterprise or governmental unit, or subscribers of third-party Internet service providers or ISPs such as AOL, Yahoo! and MSN. These ISPs have the ability to limit, restrict or otherwise filter the emails delivered to their subscribers. ISP’s or private networks may choose to restrict or block our emails to their subscribers if they believe we are sending commercial email solicitations in violation of federal, state or local laws or regulations or the ISP’s or network’s own internal guidelines and controls, because they wish to limit commercial messages reaching their users or for other reasons. No claims or proceedings have ever been asserted against us under applicable federal, state or local laws concerning our email practices and we have never been held liable for violating any such laws. However, we have experienced temporary or permanent blockages by ISP’s and private networks in the past and may experience such blockages in the future. For example, Yahoo has periodically placed a temporary block on mailings from one of our lists, and Earthlink, USA.net and Juno have blocked our mailings on a permanent basis. Together these temporary or permanent blocks have affected approximately 2.1 million names in our aggregate email database of approximately 39 million names. Any failure to reach agreements with these ISPs to allow our emails to reach their subscribers unimpeded could limit the growth of our email lists and, therefore, revenue. The only ISPs of consequence to whom we have voluntarily stopped mailing are Hotmail and MSN, to which we stopped mailing in August 2003 and which together represent approximately 12.8 million names in our aggregate database. The reason we elected to cease mailing to Hotmail and MSN users was that mailing to the database was no longer cost effective due to a high bounce rate and the fact the user base was generally unresponsive. Our discussions with Microsoft and a third-party email validation service provider, Ironport, to clear our lists for mailing to Hotmail and MSN users have proven inconclusive to date, and we do not expect to agree on acceptable terms to resume mailing in the near future and possibly ever. Out of an aggregate email database of approximately 39 million names, we do not mail to approximately 26 million names either due to ISP blocks or voluntary action on our part. Efforts by ISPs and private networks to limit or restrict a material portion of our emails, if successful, could result in lower revenues to the Company and profitability could be adversely affected.

We may need to incur litigation expenses in order to defend our intellectual property rights, and might nevertheless be unable to adequately protect these rights.

We may need to engage in costly litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the intellectual property rights of others. We can give no assurance that our efforts to prevent misappropriation or infringement of our intellectual property will be successful. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our services and features or to license alternative technology from another party. Implementation of any of these alternatives could be costly and time-consuming and may not be successful. Any intellectual property litigation would likely result in substantial costs and diversion of resources and management attention.

Our success largely depends on our trademarks, including “Aptimus,” and internally developed technologies, including our opt-in serving business method, which includes computer-driven offer rotation and implementation, consumer order collection, consumer order processing and lead generation, that we seek to protect through a combination of patent, trademark, copyright and trade secret laws. Protection of our proprietary business method and trademarks is crucial as we attempt to build our proprietary advantage, brand name and reputation. Despite actions we take to protect our intellectual property rights, it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization or to develop similar intellectual property independently. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. In the event that our pending non-provisional business method patent application is granted, we may experience difficulty entering this patent. The scope of business method patent and the activities that may be deemed to infringe on such patent is not as clearly defined as device patent rights. As a result, we may face additional difficulty enforcing such rights if granted. Although we are not currently engaged in any lawsuits for the purpose of defending our intellectual property rights, we may need to engage in such litigation in the future. Moreover, we may be unable to maintain the value of our intellectual property rights in the future.

We could become involved in costly and time-consuming disputes regarding the validity and enforceability of recently issued or pending patents.

The Internet, including the market for e-commerce and online advertising, direct marketing and promotion, is characterized by a rapidly evolving legal landscape. A variety of patents relating to the market have been recently issued. Other patent applications may be pending and yet other patent applications may be forthcoming. We have a pending non-provisional business method patent application before the United States Patent and Trademark Office and have made appropriate filings with certain foreign regulatory bodies preserving our patent rights in their jurisdictions, which we intend to prosecute. The patent application has been submitted to secure patent rights to our opt-in serving business method, which includes computer-driven, randomized offer rotation and implementation, consumer order collection, consumer order processing and lead generation. We intend to vigorously prosecute the patent application process, which may entail substantial expense and management attention.

We are not presently engaged in any patent-related disputes, nor have we ever been accused of infringing another’s patent rights. However, we may incur substantial expense and management attention may be diverted if litigation ever does occur. Moreover, whether or not claims against us have merit, we may be required to enter into license agreements or be subject to injunctive or other equitable relief, either of which would result in unexpected expenses that would affect our profitability or management distraction that would reduce the time management can devote to operational issues.

We may face litigation and liability for information displayed on our network or delivered in an email.

We may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials we publish on our offer distribution network or distribute by email. These types of claims have been brought, sometimes successfully, against online services in the past. We could also face claims based on the content that is accessible from our network through links to other web sites. In addition, we may be subject to litigation based on laws and regulations concerning commercial email. Any litigation arising from these claims would likely result in substantial costs and diversion of resources and management attention, and an unsuccessful defense to one or more such claims could result in material damages and/or injunctive or other equitable relief. We have no insurance coverage for these types of claims. Moreover, any claim that successfully limited or entirely prevented our current commercial email activities would result in lower revenues to the Company and adversely affect our profitability.

Security and privacy breaches could subject us to litigation and liability and deter consumers from using our network.

While we employ security measures typical of our industry, including encryption technology, we could be subject to litigation and liability if third parties penetrate our network security or otherwise misappropriate our users’ personal or credit card information. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and other federal and state agencies have investigated various Internet companies in connection with their use of personal information. We could be subject to investigations and enforcement actions by these or other agencies. In addition, we license on a very limited basis customer names and street addresses to third parties. Although we provide an opportunity for our customers to remove their names from our user list, we nevertheless may receive complaints from customers for these license arrangements.

The need to transmit confidential information securely has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet in general or, specifically, from using the Internet to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Many marketers seek to offer their products and services on our distribution network because they want to encourage people to use the Internet to purchase their goods or services. Internet security concerns could frustrate these efforts. Also, our relationships with consumers may be adversely affected if the security measures we use to protect their personal information prove to be ineffective. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect customers’ personal information. We have no insurance coverage for these types of claims. In addition to direct losses from claims, if consumers are leery of using our system, we may not be able to attract advertisers to our network leading to a decline in revenues.

Furthermore, our computer servers or those of our third-party service providers, if any, may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any such breaches. We may be unable to prevent or remedy all security breaches. If any of these breaches occur, we could lose marketing clients, distribution publishers and visitors to our distribution network resulting in a decline in revenues and, ultimately, profitability.

Failure to timely collect amounts due pursuant to outstanding accounts receivable would have a negative impact on our cash position.

Pursuant to our arrangements with our publishers, we make payments for leads generated on their web sites representing up to 100% of the total amount due prior to collecting fees from our advertising clients with respect to such fees. In the event that we are unable to collect payments due from a substantial number of our advertising clients in a reasonable time frame, we may be unable to make payments when due to our publisher or to other creditors and we may need to seek short-term financing or other financing means. Any failure to collect amounts due in a timely manner would adversely affect our cash position and increase our costs of operating to the extent we are required to borrow funds to cover any shortfalls.

Consolidation among Internet publishers may result in a reduction in available inventory for ad placement and may increase the pricing power of publishers resulting in increased operating expenses.

While we believe that the number of websites available for ad placement will continue to grow, many of the higher traffic sites have experienced consolidation over the past few years. If significant consolidation of attractive sites continues to occur, we may face additional difficulties in obtaining high value placements for our clients as a result of increased competition for limited space. If we are unable to provide high value placement to our clients, they may choose to use the services of a competitor, resulting in lower revenue. In addition, large publishers may have additional pricing power with respect to ad placement on their sites requiring increased expenditures without the guaranty of a concomitant increase in revenue. Any such occurrence would negatively impact profitability.

If we are unable to use data derived from our clients’ advertising campaigns, our email list may not grow as anticipated or at all.

Client advertising campaigns provide a primary vehicle for identifying new leads for our email list mailings. We collect user email addresses in the process of taking orders on behalf of our advertising clients. Those addresses, which under the terms of our client contract are property we jointly own with the client, are then added to our in-house email database, and used to send periodic commercial email solicitations. In the event that we are unable to collect, retain and utilize data from advertising campaigns as a result of preferences of our advertising clients, new legislation governing the use of information gathered over the Internet or consumer preferences, we may be unable to grow or even maintain the current size of our email list. Stagnation or reduction in the size of our email list would and limit or reduce the revenue generated from this activity.

We may not achieve the levels of revenues anticipated if our Dynamic Revenue Optimization system does not function as anticipated.

Our Dynamic Revenue Optimization system is designed to measure every offer in every ad position on a revenue generation basis. Then, the offers with greater revenues for that specific position should automatically receive more exposure there, while lower performing offers receive less exposure. If the Dynamic Revenue Optimization system performs as expected, the analytics should be continuously updated to quickly identify the performance of new offers and to adjust and improve the performance of every placement. Revenues per offer are determined based on response rate to each offer in each position multiplied by the fee for that response, whether the advertiser is paying a fee per click, a fee per lead, a fee per acquisition or based on any other measurable outcome. In the event that the Dynamic Revenue Optimization system fails to properly place advertisements as anticipated or otherwise does not function as anticipated, our revenue may not achieve anticipated levels and our profitability may suffer.

In the event that we suffer a catastrophic data loss, our ability to effectively utilize the Dynamic Revenue Optimization system and provide email list information would be compromised resulting in decreased revenue.

Our Dynamic Revenue Optimization system relies on historical data regarding consumer response to offers to adjust placement of ads in an attempt to maximize revenue generated. In the event that we suffer a catastrophic loss of data due to a failure of storage devices, or otherwise, the effectiveness of the Dynamic Revenue Optimization system would be substantially reduced until we are able to recapture the lost data. In addition, if we lose consumer email addresses as a result of such event, our ability to provide advertisements to our owned and licensed email lists would be substantially compromised. Finally, if we lose consumer data prior to providing it to advertising clients, we will be unable to collect fees with respect to such lost leads. Any such event would result in an interruption in our activities and a loss of revenue.

RISKS RELATED TO OUR INDUSTRY

If the acceptance of online advertising and online direct marketing does not increase, our business will suffer.

The demand for online marketing may not develop to a level sufficient to support our continued operations or may develop more slowly than we expect. We derive all of our revenues from contracts with advertiser clients under which we provide online marketing services through our offer distribution network and our commercial email programs. The Internet has not existed long enough as a marketing medium to demonstrate its effectiveness relative to traditional marketing methods. Advertisers that have historically relied on traditional marketing methods may be reluctant or slow to adopt online marketing. Many advertisers have limited or no experience using the Internet as a marketing medium. In addition, advertisers that have invested substantial resources in traditional methods of marketing may be reluctant to reallocate these resources to online marketing. Those companies that have invested a significant portion of their marketing budgets in online marketing may decide after a time to return to more traditional methods if they find that online marketing is a less effective method of promoting their products and services than traditional marketing methods. Moreover, the Internet-based companies that have adopted online marketing methods may themselves develop more slowly than anticipated or not at all. This, in turn, may result in slower growth in demand for the online direct marketing services of the type we provide.

We do not know if accepted industry standards for measuring the effectiveness of online marketing, particularly of the cost per action model most commonly used by us, will develop. An absence of accepted standards for measuring effectiveness could discourage companies from committing significant resources to online marketing. Moreover, advertisers may determine that the cost per action pricing model is less effective in achieving, or entirely fails to achieve, their marketing objectives. If the market for Internet advertising fails to continue to develop, develops more slowly than we expect, or rejects our primary cost per action pricing model, our ability to place offers and generate revenues could be harmed.

If we are unable to adapt to rapid changes in the online marketing industry, our revenues and profitability will suffer.

Online marketing is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. We may incur substantial costs to modify our services or infrastructure to adapt to these changes and to maintain and improve the performance, features and reliability of our services. We may be unable to successfully develop new services on a timely basis or achieve and maintain market acceptance. In the event our efforts are unsuccessful, we may be unable to recover the costs of such upgrades and, as a result, our profitability may suffer.

We face risks from potential government regulation and other legal uncertainties relating to the Internet.

Laws and regulations that apply to Internet communications, commerce, commercial email and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in use of the Internet and reduce the demand for our services, or impair our ability to provide our services to clients. Congress has enacted legislation regarding children’s privacy on the Internet. In addition, the federal Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN SPAM Act”), which regulates commercial email practices in the United States, was signed into law in December 2003. Additional laws and regulations may be proposed or adopted with respect to the Internet covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Passage of the CAN SPAM Act, which preempts state laws regulating commercial email, certainly has eliminated some uncertainty in respect to our commercial email practices caused by the various, often conflicting state laws. However, it’s too early to tell what effect, if any, the Act will have on our business. The passage of legislation regarding user privacy or direct marketing on the Internet may reduce demand for our services or limit our ability to provide customer information to marketers. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. For example, the European Union has adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. The adoption of consumer protection laws that apply to online marketing could create uncertainty in Internet usage and reduce the demand for our services, or impair our ability to provide those services to clients.

In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to our business could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

Our services are available on the Internet in many states and foreign countries, and these states or foreign countries may claim that we are required to qualify to do business in their jurisdictions. Currently, we are qualified to do business only in Washington and California. Our failure to qualify in other jurisdictions if we were required to do so could subject us to taxes and penalties and could restrict our ability to enforce contracts in those jurisdictions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by our use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those described in connection with the forward-looking statement and the factors listed in “Risk Factors” above and elsewhere in this prospectus.

Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this prospectus. You should not place undue reliance on forward-looking statements.

USE OF PROCEEDS

This prospectus is part of a registration statement that permits the selling shareholders to sell their shares. Of the 1,513,669 subject to this registration, 161,896 of this amount are shares of common stock underlying warrants issued by the company to certain of the selling shareholders. Exercise of these warrants by the holders thereof will result in up to $183,801 in proceeds to the company, which will be used for general corporate purposes. Except as described in the preceding sentence, this prospectus is solely for the purpose of sales by the selling shareholders and we will not receive any proceeds from the sale of stock being offered.

SELLING SHAREHOLDERS

This prospectus covers the offering of shares of common stock by the selling shareholders named below. This prospectus is part of a registration statement filed in order to register, on behalf of the selling shareholders, (a) an aggregate total of 1,258,035 shares of common stock, including 106,262 shares of common stock issuable upon exercise of warrants, issued in two private placement transactions, the first in July 2003, and the other in December 2003; (b) a total of 55,634 shares of common stock issuable pursuant to a warrants granted to Genesis Select Corporation and Select Securities LLC in partial consideration for its services to the Company; and (c) a total of 200,000 shares of common stock previously acquired by Mr. Choate.

The following are the number of shares beneficially owned by the selling shareholders prior to this offering; the number of shares to be offered for the selling shareholders’ accounts; and the number of shares to be owned by the selling shareholders following completion of the offering:

Name	Number of Shares Owned Before Offering		Number of Shares Offered		Number of Shares Owned Upon Completion of Offering ***	Percentage of Shares Owned Upon Completion of Offering***
SF Tech JV*	206,338	(1)	206,338	(1)	0	0
Timothy C. Choate	1,491,143	(2)	283,335	(2)	1,207,808	20.4%
Maura O’Neill	41,668	(3)	41,668	(3)	0	0
Fred Felker IRA	66,668	(4)	66,668	(4)	0	0
Robert Wrubel	25,000	(5)	25,000	(5)	0	0
John D. Steuart IRA	16,668	(6)	16,668	(6)	0	0
Marian Felker IRA	41,668	(7)	41,668	(7)	0	0
Permal U.S. Opportunities Limited****	140,000		140,000		0	0
Zaxis Institutional Offshore****	14,000		14,000		0	0
Zaxis Partners, LP****	51,000		51,000		0	0
Net Market Partners, LP****	200,000		200,000		0	0
Zaxis Institutional Partners, LP****	40,000		40,000		0	0
Charles H. Finnie	50,000		50,000		0	0
Special Situations Technology Fund, L.P.*****	90,000		46,100		43,900	**
Special Situations Technology Fund II, L.P.*****	460,490		235,590		224,900	3.8%
David Roberts	2,634	(8)	2,634	(8)	0	0
Genesis Select Corporation	50,000	(9)	50,000	(9)	0	0
G. Select Securities LLC	3,000	(10)	3,000	(10)	0	0
Total	2,990,277		1,513,669		1,476,608	24.9%
*	Thomas Felker, 11344 SW McCormick Place, Vashon, WA 98070; Harold Shattuck, 170 Fawn Lane, Portola Valley, CA 94028.
**	Represents beneficial ownership of less than one percent (1%) of the Common Stock.
***
This figure assumes that the selling shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The selling shareholders are not required to sell their share. See “Plan of Distribution.”

****	Sanford J. Colen, 25 Orinda Way, Suite 300, Orinda, CA 94563, as the principal of Apex Capital, LLC, controls these selling shareholders.
*****	Austin W. Marxe & David M. Greenhouse, as the principals of Special Situations Funds, control these selling shareholders

(1)	Total includes 31,255 shares issuable upon exercise of a stock warrant held by SF Tech JV at a price per share of $0.50. The warrant expires on July 13, 2008.
(2)	Total includes 20,835 shares issuable upon exercise of a stock warrant held by Mr. Choate at a price per share of $0.50. The warrant expires on June 30, 2008.
(3)	Total includes 10,418 shares issuable upon exercise of a stock warrant held by Ms. O’Neill at a price per share of $0.50. The warrant expires on July 10, 2008.
(4)	Total includes 16,668 shares issuable upon exercise of a stock warrant held by Fred Felker IRA at a price per share of $0.50. The warrant expires on July 10, 2008.
(5)	Total includes 6,250 shares issuable upon exercise of a stock warrant held by Mr. Wrubel at a price per share of $0.50. The warrant expires on July 10, 2008.
(6)	Total includes 10,418 shares issuable upon exercise of a stock warrant held by John D. Steuart IRA at a price per share of $0.50. The warrant expires on September 15, 2008.
(7)	Total includes 10,418 shares issuable upon exercise of a stock warrant held by Marian Felker IRA at a price per share of $0.50. The warrant expires on July 23, 2008.
(8)
Total includes 2,634 shares issuable upon exercise of a stock warrant held by Mr. Roberts at a price per share of $5.00. The warrant expires on November 21, 2008. G. Select assigned the warrant to Mr. Roberts in accordance with terms of the warrants.

(9)	Total includes 50,000 shares issuable upon exercise of a stock warrant held by Genesis Select Corporation at a price per share of $2.05. The warrant expires on October 26, 2008.
(10)	Total includes 3,000 shares issuable upon exercise of a stock warrant held by G. Select Securities LLC at a price per share of $5.00. The warrant expires on November 24, 2008.

The foregoing table reflects only shares that are subject to and that are owned and offered during the effectiveness of the registration statement that includes this prospectus.

The foregoing table assumes that the selling shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The selling shareholders are not required to sell their shares. See “Plan of Distribution”.

The shares issued to the selling shareholders are “restricted” shares under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling shareholders. The selling shareholders may from time to time offer and sell all or a portion of their shares on the Nasdaq National Market or other principal trading market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See “Plan of Distribution.” The selling shareholders reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

Based on information provided to us, the selling shareholders are not and have not been affiliated with any broker-dealer in the United States.

With the exception of Mr. Choate, who is the president, CEO and a director of the company, and Mr. Wrubel who is a director of the company, the selling shareholders are not affiliated and have not been affiliated with us or any of our predecessors or affiliates during the past three years.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, the Nasdaq SmallCap Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling shareholders against liabilities arising under the Securities Act resulting from (i) any untrue statement contained in the Registration Statement as amended at the time of its effectiveness, or (ii) any failure by us to fulfill any undertaking included in the Registration Statement as amended at the time of its effectiveness. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

Upon being notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

•	the name of each selling shareholder(s) and of the participating broker-dealer(s),
•	the number of shares involved,
•	the price at which the shares were sold,
•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,
•	that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and
•	other facts material to the transaction.

In addition, upon being notified by any selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

LEGAL MATTERS

Dorsey & Whitney LLP, Seattle, Washington, will pass upon the validity of the shares of our common stock being offered hereby.

EXPERTS

The consolidated financial statements of Aptimus, Inc. as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2004 have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 as amended by a post-effective amendment no. 1 to Form S-1 on Form S-3 covering the shares being sold in this offering. We have not included in this prospectus some information contained in the registration statement, and you should refer to the registration statement, including exhibits and schedules filed with the registration statement, for further information.

Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the description contained in this prospectus is subject to the terms and conditions of such contract or document. You must review the exhibits themselves for a complete understanding of the contract or document.

You may review a copy of the registration statement from the public reference section of the Securities and Exchange Commission in Room 1024, Judiciary Plaza, 450 — 5th Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials at prescribed rates from the public reference section at the Commission, Room 1024, Judiciary Plaza, 450 — 5th Street, N.W., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants, such as Aptimus, that file electronically with the Securities and Exchange Commission.

You may read and copy any reports, statements or other information that we file with the Commission at the addresses indicated above, and you may also access them electronically at the web site set forth above. These Commission filings are also available to the public from commercial document retrieval services.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act but prior to the termination of any offering of securities made by this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our current reports on Form 8-K filed on January 1, 2005, February 13, 2005, March 15, 2005 and March 29, 2005; and

•
The description of our common stock contained in the section titled "Description of Registrant's Securities to be Registered" contained in our Registration Statement on Form 8-A filed under the Exchange Act with the SEC on August 16, 1999 (File No. 000-27065) and incorporating by reference the information contained in our Registration Statement on Form S-1 (file No. 333-81151), including any amendment or report filed for the purpose of updating that description.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to Aptimus, Inc., Attn: David H. Davis, 100 Spear Street, Suite 1115, San Francisco, CA 94105, telephone number (415) 896-2123.

Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any supplement or any document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

1,513,669 SHARES TO BE SOLD
BY CURRENT SHAREHOLDERS

COMMON STOCK

PROSPECTUS

[ Insert date SEC declares it effective], 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below lists the fees and expenses, other than underwriting discounts and commissions, which the registrant will pay in connection with the offering described in this registration statement. All the expenses are estimates, except the Securities and Exchange Commission registration fee.

Amount
Securities and Exchange Commission registration fee	$1,031.78
Legal fees and expenses	75,000.00
Accounting fees and expenses	55,000.00
Miscellaneous expenses	5,000.00
Total	$126,031.78

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the “Washington Act”) authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). Article 6 of the Registrant’s Second Amended and Restated Articles of Incorporation and Article IX of the Registrant’s Amended and Restated Bylaws together provide for indemnification of the Registrant’s directors, officers, employees and agents to the maximum extent permitted by Washington law. The Registrant has entered into agreements with its directors and officers arising out of their service as officers and director, as applicable, and has agreed to advance expenses to defend claims subject to indemnification. The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the Registrant for such purpose.

Section 23B.08.320 of the Washington Act authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 6 of the Registrant’s Second Amended and Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the Registrant and its shareholders.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) The following exhibits are filed as part of this report:

Exhibit Number	Description
3.1*	Second Amended and Restated Articles of Incorporation of registrant.
3.1.1(2)	Articles of Amendment filed September 16, 2000.
3.1.2(6)	Articles of Amendment filed March 29, 2002.
3.2*	Amended and Restated Bylaws of registrant.
4.1*	Specimen Stock Certificate.
4.2*	Form of Common Stock Warrant.
4.3(3)	Rights Agreement dated as of March 12, 2002 between registrant and Mellon Investor Services LLC, as rights agent.
5.1(12)	Opinion of Dorsey & Whitney LLP
10.1*(8)	Form of Indemnification Agreement between the registrant and each of its directors.
10.2*(8)	1997 Stock Option Plan, as amended.
10.3*(8)	Form of Stock Option Agreement.
10.4*	Loan and Security Agreement, dated September 18, 1998, between registrant and Imperial Bank.
10.5*	Lease Agreement, dated September 23, 1997 and amended as of February 16, 1999, between registrant and Merrill Place LLC.
10.5.1*	Second Amendment to Lease, dated November 30, 1999, between registrant and Merrill Place LLC.
10.6(1)(8)	Aptimus, Inc. 2001 Stock Plan.
10.6.1(2)(8)	Form of Stock Option Agreement.
10.6.2(2)(8)	Form of Restricted Stock Agreement (for grants).
10.6.3(2)(8)	Form of Restricted Stock Agreement (for rights to purchase).
10.7(4)(8)	Change in Control Agreement, dated as of December 6, 2002, by and between registrant and Timothy C. Choate
10.8(4)(8)	Form of Change in Control Agreement, dated as of December 6, 2002, by and between registrant and each of certain executive managers of registrant
10.9(4)	Amendment to Lease Agreement, dated October 1, 2002, between registrant and Merrill Place LLC.
10.10(5)	Form of Convertible Note Purchase Agreement, dated as of July 1, 2003, by and between the Company and certain investors.
10.11(5)	Form of Convertible Secured Promissory Note, dated July 2003, executed by and between the Company and payable to the order of certain investors.
10.12(5)	Form of Common Stock Warrant, dated July 2003, by and between the Company and certain investors.
10.13(5)	Form of Security Agreement, dated as of July 1, 2003, by and between the Company and certain investors.
10.14(5)	Form of Registration Rights Agreement, dated as of July 1, 2003, by and between the Company and certain investors.
10.15(10)	Agreement of Lease, dated as of April 29, 2004, by and between Sixth and Virginia Properties and the Company.
10.16(9)	Stock Purchase Agreement, dated as of December 4, 2003, by and between the Company and certain investors.
16.1(11)	Letter dated December 12, 2001, from PricewaterhouseCoopers LLP to the Securities and Exchange Commission.
23.1	Consent of Moss Adams LLP, independent accountants.
23.2(12)	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
__________

* Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-81151).

(1)  Incorporated by reference to the Company’s Proxy Statement on Schedule 14A, dated May 17, 2001.
(2)  Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, dated November 14, 2001.
(3)  Incorporated by reference to the Company’s Current Report on Form 8-K, dated March 12, 2002.
(4)  Incorporated by reference to the Company’s Annual Report on Form 10-K, dated March 28, 2003.
(5)  Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, dated August 14, 2003.
(6)  Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, dated May 15, 2002.
(7)  Confidential treatment has been granted as to certain portions of this Exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(8)  Management compensation plan or agreement.
(9)  Incorporated by reference to the Company’s Annual Report on Form 10-K, dated March 30, 2004
(10)    Incorporated by reference to the Company’s Quarterly Report on Form 10-Q, dated May 17, 2004.
(11)    Incorporated by reference to the Company’s Current Report on Form 8-K, dated December 17, 2001.
(12)    Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-114089).

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on April 28, 2005.

Aptimus, Inc.

By:	/s/ David H. Davis

General Counsel and Secretary

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

* Timothy C. Choate	Chief Executive Officer and Chairman of Board of Directors (principal executive officer)	April 28, 2005
* John A Wade	Chief Financial Officer, (principal finance and accounting officer)	April 28, 2005
* Robert W. Wrubel	Director	April 28, 2005
* John B. Balousek	Director	April 28, 2005
* Eric Helgeland	Director	April 28, 2005
/s/ David H. Davis Attorney-in-Fact		April 28, 2005